

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

Via E-Mail
Darin Myman
Chief Executive Officer
Wally World Media, Inc.
200 Centennial Avenue, Suite 200
Piscataway, New Jersey, 08854

> **Re:** **Wally World Media, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed February 1, 2013**
> **File No. 333-185694**

Dear Mr. Myman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 23, 2013.

General

1. Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Prospectus Cover Page

2. In the context of describing the YouPop platform, you state that you expect that your users would be able to accept donations from people who are attending the event. This disclosure appears to relate to Party Crowd rather than YouPop. Please revise.

3. Prior comment 10 requested that you provide a brief disclosure of the proposed monetization structure for the platforms. Please briefly explain in Overview, how you intend to monetize the YouPop platform.

Risk Factors

General

4. In your response to prior comment 35, you state that it is possible that some users may try to use your platform for unlawful transactions. Please tell us what consideration you gave to the inclusion of a risk factor disclosing any financial or legal risks attributable to unlawful use of the platform.

If we are Unable to Secure Additional Capital…, page 4

5.   In this risk factor and elsewhere, you state that you will need a minimum of $60,000 in
        order to fund your operations for a period of one year. However, on page 23, you state
        that over the twelve-month period starting upon the effective date of this registration
        statement, you must raise $400,000 in additional capital. Please ensure that short-term
        capital requirements are disclosed consistently.

We are an "Emerging Growth Company"…, page 6

6.   Please tell us what consideration you gave to including a separately captioned risk factor
        discussing the exemptions for smaller reporting companies that may be available to you
        once you are no longer an emerging growth company. For example, as we explained in
        prior comment 16, as a smaller reporting company you will not be required to obtain an
        auditor attestation with respect to management's conclusion about the effectiveness of
        internal controls over financial reporting, for so long as you remain a smaller reporting
        company.

7.   You clarify that you may choose to take advantage of exemptions from reporting
        requirements generally applicable to other public companies that are not emerging
        growth companies. In light of the fact that you state that you are an emerging growth
        company in the caption of this risk factor, and elsewhere in the registration statement,
        please revise to fully clarify that you have elected to rely on this exemption and that you
        expect to continue doing so.

Our Common Shares will not be Registered Under the Exchange Act…, page 6

8.   You state that you will register your common shares under the Exchange Act if you have
        after the last day of your fiscal year, more than 500 shareholders or record.   Please
        clarify whether you intend to voluntarily register under Section 12(g) of the Securities
        Exchange Act in these circumstances, regardless of whether you are obligated to do so.
        Recent amendments to Section 12(g) impose registration requirements if your
        shareholder base consists of: (i) 2000 persons, or (ii) 500 persons who are not accredited
        investors. Further, please note that Section 12(g) also requires that an issuer have total
        assets exceeding $10 million. Alternatively, as indicated above, such registration can be
        made on voluntary basis.

Description of Business

Our Business, page 17

9.   Please expand the discussion regarding how you intend to structure payment processing.
        For example, you state that you will hold the information until the service provider
        successfully completes the work. Please tell us how you intend to handle credit card

charges denied by the issuing financial institution, and how you intend to credit the service provider's account.

10.   Please tell us whether you intend to implement any dispute resolution mechanism in the event that there is a dispute regarding whether a service has been "successfully completed." Please also discuss whether you may incur any legal liability as a result of any such disputes.

Transactions with Related Persons, Promoters and Certain Related Persons

11.   You state that you have not had any promoters in the past five fiscal years. Please provide your analysis for why Messrs. Knie and Myman do not fall within the definition of promoter as set forth in Rule 405. Alternatively, name them as such and ensure that your filing includes all disclosure regarding promoters that is required by Regulation S-K.

12.   In your response to our prior comment 43, you state that ownership changes related to the YouPop trademark have not yet been recorded with the United States Patent and Trademark Office. Please tell us whether this poses any material risks to you.

Signatures

13.   Please delete the preamble to the signatures of the person who are signing as directors. This language deviates from the text of Form S-1.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

                                                        Sincerely,

                                                        /s/ Mark P. Shuman

                                                        Mark P. Shuman
                                                        Branch Chief-Legal

cc: Via E-Mail
        Gregg E. Jaclin, Esq., Anslow & Jaclin, LLP